Exhibit 99.3

GIGAMEDIA LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2019

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

GIGAMEDIA LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

GigaMedia Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of GigaMedia Limited and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2019 and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for leases in 2019 due to the adoption of Accounting Standards Codification (“ASC”) Topic 842. Further, as discussed in Note 10 to the consolidated financial statements, the Company changed its method of accounting for revenue from contracts with customers in 2018 due to the adoption of ASC Topic 606.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

April 24, 2020

We have served as the Company’s audit since 2017.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2018 AND 2019

(in thousands of US dollars)

	December 31
	2018	2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 5)	$59,308	$57,743
Accounts receivable - net (Note 6)	523	368
Prepaid expenses	122	112
Restricted cash (Note 5)	518	531
Other current assets (Note 7)	124	139
Total Current Assets	60,595	58,893
PROPERTY, PLANT AND EQUIPMENT, NET	121	—
INTANGIBLE ASSETS - NET	38	—
OTHER ASSETS
Refundable deposits	197	199
Prepaid licensing and royalty fees (Note 3)	435	44
Other (Note 11)	59	86
TOTAL ASSETS	$61,445	$59,222

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS - (Continued)

DECEMBER 31, 2018 AND 2019

(in thousands of US dollars, except share data)

	December 31
	2018	2019
LIABILITIES & EQUITY
CURRENT LIABILITIES
Accounts payable	$104	$64
Accrued expenses (Note 9)	1,433	1,280
Deferred revenue (Note 10)	1,370	1,365
Other current liabilities (Notes 8 and 16)	366	875
Total Current Liabilities	3,273	3,584
NONCURRENT LIABILITIES
Lease liabilities (Note 8)	—	94
Total Liabilities	3,273	3,678
COMMITMENTS AND CONTINGENCIES (Note 16)	—	—
SHAREHOLDERS' EQUITY (Note 12)
Common shares, no par value, and additional paid-in capital; issued and outstanding 11,052 thousand shares in 2018 and 2019	308,750	308,751
Accumulated deficit	(228,246)	(230,961)
Accumulated other comprehensive loss	(22,332)	(22,246)
Total GigaMedia Shareholders’ Equity	58,172	55,544
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$61,445	$59,222

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in thousands of US dollars, except for earnings per share amounts)

	2017	2018	2019
OPERATING REVENUES
Digital entertainment service revenues (Note 17)	$11,596	$7,101	$6,645
COSTS OF REVENUES
Cost of digital entertainment service revenues	(5,098)	(3,585)	(3,064)
GROSS PROFIT	6,498	3,516	3,581
OPERATING EXPENSES
Product development and engineering expenses	(1,072)	(1,091)	(1,186)
Selling and marketing expenses	(3,993)	(3,297)	(1,995)
General and administrative expenses	(3,528)	(3,684)	(3,182)
Impairment loss on property, plant and equipment (Note 4)	—	—	(109)
Impairment loss on intangible assets (Note 4)	—	—	(15)
Impairment loss on prepaid licensing and royalty fees (Notes 3 and 4)	—	(244)	(85)
Gain on termination of licensing agreement (Note 3)	1,732	—	—
Bad debt expense (Note 6)	(127)	(23)	(24)
	(6,988)	(8,339)	(6,596)
LOSS FROM OPERATIONS	(490)	(4,823)	(3,015)
NON-OPERATING INCOME (EXPENSES)
Interest income	602	1,302	1,483
Interest expense	(34)	—	—
Foreign exchange gain (loss), net	(551)	267	(68)
Net loss on equity investments	(24)	—	—
Impairment loss on investments	(52)	—	—
Other	(36)	61	(59)
	(95)	1,630	1,356
LOSS BEFORE INCOME TAXES	(585)	(3,193)	(1,659)
INCOME TAX BENEFIT (Note 15)	1,671	—	—
NET INCOME (LOSS) ATTRIBUTABLE TO SHAREHOLDERS OF GIGAMEDIA	$1,086	$(3,193)	$(1,659)
EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO GIGAMEDIA
Basic and Diluted:	$0.10	$(0.29)	$(0.15)
WEIGHTED AVERAGE SHARES USED TO COMPUTE EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO GIGAMEDIA SHAREHOLDERS (Note 2)
Basic	11,052	11,052	11,052
Diluted	11,052	11,052	11,052

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in thousands of US dollars)

	2017	2018	2019
NET INCOME (LOSS)	$1,086	$(3,193)	$(1,659)
OTHER COMPREHENSIVE INCOME (LOSS) - NET OF TAX:
Realized gain on marketable securities reclassified into income	(2)	—	—
Defined benefit pension plan adjustment	(11)	(17)	20
Foreign currency translation adjustment	641	(332)	66
	628	(349)	86
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO GIGAMEDIA SHAREHOLDERS	$1,714	$(3,542)	$(1,573)

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in thousands of US dollars and shares)

	GIGAMEDIA SHAREHOLDERS
	Common shares and additional paid-in capital		Accumulated deficit	Accumulated other comprehensive loss
	Shares	Amount	(Note 12)	(Note 13)	Total
Balance as of January 1, 2017	11,052	$308,754	$(226,485)	$(22,611)	$59,658
Stock-based compensation	—	(7)	—	—	(7)
Net income	—	—	1,086	—	1,086
Other comprehensive income	—	—	—	628	628
Balance as of December 31, 2017	11,052	308,747	(225,399)	(21,983)	61,365
Cumulative effect of initially applying new accounting standards (Note 10)	—	—	346	—	346
Stock-based compensation	—	3	—	—	3
Net loss	—	—	(3,193)	—	(3,193)
Other comprehensive loss	—	—	—	(349)	(349)
Balance as of December 31, 2018	11,052	308,750	(228,246)	(22,332)	58,172
Cumulative effect of initially applying new accounting standards (Note 1)	—	—	(1,056)	—	(1,056)
Stock-based compensation	—	1	—	—	1
Net loss	—	—	(1,659)	—	(1,659)
Other comprehensive income	—	—	—	86	86
Balance as of December 31, 2019	11,052	$308,751	$(230,961)	$(22,246)	$55,544

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in thousands of US dollars)

	2017	2018	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$1,086	$(3,193)	$(1,659)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	43	100	61
Amortization	12	36	47
Stock-based compensation	(7)	3	1
Impairment loss on property, plant and equipment	—	—	109
Impairment loss on intangible assets	—	—	15
Impairment losses on prepaid licensing and royalty fees	—	244	85
Bad debt expense	127	23	24
Gains on disposals of property, plant and equipment - net	(1)	—	—
Gains on disposal of marketable securities	(2)	—	—
Net loss on equity investments	24	—	—
Impairment losses on marketable securities and investments	52	—	—
Deferred income tax benefits	(1,672)	—	—
Loss of lawsuit contingent liabilities	—	—	96
Net changes in:
Accounts receivable	14	205	130
Prepaid expenses	137	267	10
Other current assets	(6)	35	(15)
Prepaid licensing and royalty fees	561	(220)	306
Prepaid pension assets	(9)	14	(29)
Accounts payable	48	(210)	(40)
Accrued expenses	(1,331)	(1,273)	(153)
Other liabilities	(186)	55	(555)
Net cash used in operating activities	(1,110)	(3,914)	(1,567)
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposals of marketable securities	2	—	—
Purchases of property, plant and equipment	(192)	(66)	(48)
Proceeds from disposals of property, plant and equipment	1	—	—
Proceeds from disposals of subsidiary and equity investments	1,058	—	—
Increase in intangible assets	(11)	(61)	(14)
Decrease (increase) in refundable deposits	37	11	(2)
Other	40	26	(9)
Net cash provided by (used in) investing activities	935	(90)	(73)

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in thousands of US dollars)

	2017	2018	2019
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings	986	—	—
Repayments of short-term borrowings	(3,617)	—	—
Net cash used in financing activities	(2,631)	—	—
Net foreign currency exchange differences on cash, restricted cash and cash equivalents	772	(347)	88
NET DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(2,034)	(4,351)	(1,552)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	66,211	64,177	59,826
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$64,177	$59,826	$58,274
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid during the year	$35	$—	$—
Income tax paid (refund) during the year	$1	$—	$(6)

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

Notes To Consolidated Financial Statements

December 31, 2017, 2018 and 2019

NOTE 1. Principal Activities, Basis of Presentation, and Summary of Significant Accounting Policies

(a) Principal Activities

GigaMedia Limited (referred to hereinafter as GigaMedia, our Company, we, us, or our) is a diversified provider of digital entertainment services, with a headquarters in Taipei, Taiwan.

Our digital entertainment service business operates a suite of play-for-fun digital entertainment services, mainly targeting online and mobile-device users across Asia.

(b) Basis of Presentation

The accompanying consolidated financial statements of our Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(c) Summary of significant accounting policies

Principles of Consolidation

The consolidated financial statements include the accounts of GigaMedia and its subsidiaries after elimination of all inter-company accounts and transactions.

Foreign Currency Translation and Transactions

Assets and liabilities denominated in non-U.S. dollars are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Cumulative translation adjustments resulting from this process are charged or credited to other comprehensive income. Gains and losses on foreign currency transactions are included in other income and expenses.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management bases its estimates on historical experience and also on assumptions that it believes are reasonable. Management assesses these estimates on a regular basis; however, actual results could differ from those estimates. Items subject to such estimates and assumptions include but not limit to the deferral and breakage of revenues; the useful lives of property, plant and equipment; allowances for doubtful accounts; the valuation of deferred tax assets, long-lived assets, investments and share-based compensation; and accrued pension liabilities (prepaid pension assets), income tax uncertainties and other contingencies. We believe the critical accounting policies listed below affect management’s judgments and estimates used in the preparation of the consolidated financial statements.

Revenue Recognition and Deferral

General

On January 1, 2018, we adopted Accounting Standards Codification (“ASC”) Topic 606, “Revenue from Contracts with Customers”, using the modified retrospective transition method applied to contracts that were not complete as of the adoption date. Consolidated financial results for reporting periods beginning after January 1, 2018 are presented under ASC Topic 606, while prior period amounts continue to be reported in accordance with ASC Topic 605, “Revenue Recognition”.

Please refer to Note 1 of our consolidated financial statements contained in our previously-filed Annual Report on Form 20-F for the year ended December 31, 2017 for our revenue recognition accounting policy as it relates to revenue transactions prior to January 1, 2018. The revenue recognition accounting policy described below relates to revenue transactions from January 1, 2018 and onward, which are accounted for in accordance with ASC Topic 606.

Our recognition of revenue from contracts with customers is in accordance with the five-step revenue recognition model: (1) identify the contract with a customer; (2) identify the performance obligation in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation; and (5) recognize revenue when or as we satisfy a performance obligation.

Sales taxes assessed by governmental authorities on our revenue transactions are presented on a net basis of digital entertainment service revenues in our consolidated financial statements.

In addition to the aforementioned general policies, the following are the specific revenue recognition policies for revenue from contracts with customers.

Digital Entertainment Product and Service Revenues

Digital entertainment product and service revenues are mainly generated through sale of virtual points and in-game items, and those virtual goods purchased in our games can only be consumed in our games. Therefore, we regard the sale of a virtual good as a service, where the related performance obligation is satisfied over time, and revenues are recognized by measuring progress toward satisfying the performance obligation in a manner that best depicts the transfer of goods or services to the customer. Accordingly, we recognize revenues from the sale of virtual goods over the period of time using the output method, which is generally the estimated service period.

Digital entertainment product and service revenues are generated through the sale of virtual points, prepaid cards and game packs via various third-party storefronts, distributors and payment channels, including but not limited to the “Google Play Store,” the “Apple App Store,” convenience stores, telecom service providers and other payment service providers. Proceeds from sales of prepaid cards and game packs, net of sales discounts, and virtual points are deferred when received, and revenue is recognized upon the actual usage of the playing time or in-game virtual items by the end-users, or over the estimated useful life of virtual items, when the game is terminated and the period of refund claim for any sold virtual items is ended in accordance with our published policy, or when the likelihood of the customer exercising the remaining rights becomes remote. (Please see “Deferred Revenues and Breakage” below for more discussion of accounting treatments of the unexercised rights.)

Estimated Service Period

The virtual goods for our games may have different service periods. We use the weighted average number of days of a player’s payment interval as the estimate for the service period of each game. We evaluate the appropriateness of such estimates quarterly to see if they are in line with our observations in the operations. We believe this provides a reasonable depiction of the transfer of services to our customers, as it is the best representation of the time period during which our customers play our games. Determining the estimated service period is subjective and requires management’s judgment. Future usage patterns may differ from historical ones, and therefore the estimated service period may change in the future. The estimated service periods for players of our current games are generally less than 6 months.

Principal Agent Considerations

For the revenues generated from our digital entertainment offerings which are licensed to us for using, marketing, distributing, selling and publishing, and for the sales of our products and services via third-party storefronts and other channels, we evaluate to determine whether our revenues should be reported on a gross or net basis. Key indicators that we evaluate in determining whether we are the principal in the sale (gross reporting) or an agent (net reporting) include, but are not limited to:

•	which party is primarily responsible for fulfilling the promise to provide the specified good or service; and
•	which party has discretion in establishing the price for the specified good or service.

Based on our evaluation of various indicators, we report revenues on a gross basis for games that we publish and operate, as we are, and we present ourselves as, responsible for fulfilling the promise of delivering the virtual goods in the game and maintaining the game environment for customers’ consumption of such virtual goods. We have the discretion in establishing the price for those virtual goods, including the power to decide the range and extent of price discount or quantity discount, while the licensors or the third-party channels charge a fixed percentage of fees for such sales. And any loss on the receivables has to be absorbed by us and not the third-party channels.

Deferred Revenues and Breakage

Deferred revenues representing contract liabilities consist mainly of the advanced income related to our digital entertainment business. Deferred revenue represents proceeds received relating to the sale of virtual points and in-game items that are activated or charged to the respective user account by users, but which have not been consumed by the users or expired. Deferred revenue is credited to profit or loss when the virtual points and in-game items are consumed or have expired. Pursuant to relevant requirements in Taiwan, as of December 31, 2018 and 2019, cash totaling $518 thousand and $531 thousand, respectively, had been deposited in an escrow account in a bank as a performance bond for the users’ prepayments and virtual points, and is included within restricted cash in the consolidated balance sheets.

For deferred revenues, some users may not exercise all of their contractual rights, and those unexercised rights are referred to as breakage. We estimate and recognize the breakage amount as revenue when the likelihood of the customer exercising the remaining rights becomes remote. We consider a variety of data points when determining the estimated breakage amount, including the time when we ceased selling prepaid products for certain services and when such prepaid products were last used in charging users’ accounts.

Prepaid Licensing and Royalty Fees

Our Company, through our subsidiaries, routinely enters into agreements with licensors to acquire licenses for using, marketing, distributing, selling and publishing digital entertainment offerings.

Prepaid licensing fees paid to licensors are amortized on a straight-line basis over the shorter of the estimated useful economic life of the relevant product and service or license period, which is usually within one to two years.

Prepaid royalty fees and related costs are initially deferred when paid to licensors and amortized as operating costs based on certain percentages of revenues generated by the licensee from operating the related digital entertainment product and service in the specific country or region over the contract period.

Fair Value Measurements

Our Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. We determine fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
•

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

Our Company generally determines or calculates the fair value of financial instruments using quoted market prices in active markets when such information is available; otherwise we apply appropriate present value or other valuation techniques, such as discounted cash flow analyses, incorporating adjusted available market discount rate information and our Company’s estimates for non-performance and liquidity risk. These techniques rely extensively on the use of a number of assumptions, including the discount rate, credit spreads, and estimates of future cash flows. (Please see Note 4, “Fair Value Measurements”, for additional information.)

Cash Equivalents, Restricted Cash and Presentation of Statements of Cash Flows

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and so near to their maturity that they present relatively insignificant risk from changes in interest rates. Commercial paper, negotiable certificates of deposit, time deposits and bank acceptances with original maturities of three months or less are considered to be cash equivalents.

Our consolidated statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Amounts generally described as restricted cash and restricted cash equivalents are included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.

Marketable Securities

Prior to 2018, our Company’s investments in marketable securities were classified either as available-for-sale or trading. For the marketable securities classified as available-for-sale, the investments were stated at fair value with any unrealized gains or losses reported in accumulated other comprehensive income (loss) within equity until realized. For the marketable security classified as trading, we recognized the changes of the fair value of the investment in our consolidated statements of operations.

Other-than-temporary impairments, if any, were charged to non-operating expense in the period in which the loss occurs. In determining whether an other-than-temporary impairment had occurred, our Company primarily considered, among other factors, the length of the time and the extent to which the fair value of an investment had been at a value less than cost. When an other-than-temporary loss was recognized, the fair value of the investment became the new cost basis of the investment and was not adjusted for subsequent recoveries in fair value. Realized gains and losses also were included in non-operating income and expense in the consolidated statements of operations.

The Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The new guidance makes targeted improvements to existing U.S. GAAP mainly by requiring the following accounting treatments, along with certain disclosure and presentation requirements and improvements:

•

Equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) are to be measured at fair value with changes in fair value recognized in net income;

•	Public business entities are to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes.
•	An entity are to evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets.

Our Company adopted this new guidance as of January 1, 2018 on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings or accumulated deficit. As we had disposed of all our marketable securities by the end of 2017, the adoption did not have any impact on our consolidated financial statements.

Investments

Prior to 2018, equity investments in non-publicly traded securities of companies over which our Company had no ability to exercise significant influence were accounted for under the cost method. Unrealized losses that were considered other-than-temporary, if any, were charged to non-operating expenses. Realized gains and losses, measured against carrying amount, were also included in non-operating income and expenses. (Please see Note 4, “Fair Value Measurements”, for additional information.)

For equity investments accounted for as available-for-sale or trading, cash dividends were recognized as investment income. Stock dividends were recognized as an increase in the number of shares held and did not affect investment income. The cost per share was recalculated based on the new total number of shares.

For equity investments accounted for under the equity method, stock dividends received from investees as a result of appropriation of net earnings and additional paid-in capital were recognized as an increase in the number of shares held and did not affect investment income. The cost per share was recalculated based on the weighted-average method. Cash dividends were accounted for as a reduction to the carrying value of the investment.

Equity investments in companies over which our Company had the ability to exercise significant influence but did not hold a controlling financial interest were accounted for under the equity method. We recognized our share of the earnings or losses of the investee. When our Company’s carrying value in an equity method investee was reduced to zero, no further losses were recorded in our consolidated financial statements unless our Company guaranteed obligations of the investee or has committed to additional funding. When the investee subsequently reports income, our Company would not record its share of such income until it equaled the amount of its share of losses not previously recognized.

As discussed above, for our equity investments we had adopted ASU No. 2016-01 as of January 1, 2018 on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings or accumulated deficits. Since all of our equity investments in non-publicly traded securities of companies were fully impaired as of December 31, 2017, the adoption did not have any impact on our consolidated financial statements.

Receivables

Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. Our Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account the amount of receivables in dispute, and the current receivables aging and current payment patterns. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over useful lives that correspond to categories as follows:

Categories	Years
Information and communication equipment	2 to 5
Office furniture and equipment	3 to 5
Leasehold improvements	3 to 5

Leasehold improvements are amortized over the shorter of the term of the lease or the economic useful life of the assets. Improvements and replacements are capitalized and depreciated over their estimated useful lives, while ordinary repairs and maintenance are expensed as incurred.

Software Cost

We capitalize certain costs incurred to purchase computer software. These capitalized costs are amortized on a straight-line basis over the shorter of the useful economic life of the software or its contractual license period, which is typically one to three years.

Impairment of Long-Lived Assets

Long-lived assets other than goodwill not being amortized are reviewed for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable from its related future undiscounted cash flows. If such assets are considered to be impaired, the impairment to be recognized is measured by the extent to which the carrying amount of the assets exceeds the estimated fair value of the assets. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. When impairment is identified, the carrying amount of the asset is reduced to its estimated fair value, and is recognized as a loss from operations. (Please see Note 4, “Fair Value Measurements”, for additional information.)

Product Development and Engineering

Product development and engineering expenses primarily consist of research compensation, depreciation and amortization, and are expensed as incurred.

Advertising

Costs of broadcast advertising are recorded as expenses as advertising airtime is used. Other advertising expenditures are expensed as incurred.

Advertising expenses incurred in 2017, 2018 and 2019 totaled $1.9 million, $1.2 million and $0.4 million, respectively. As of December 31, 2018 and 2019, prepaid advertising costs amounted to $1 thousand and $0 thousand, respectively.

Leases

General

On January 1, 2019, we adopted Accounting Standards Codification (“ASC”) Topic 842, “Leases,” using the modified retrospective transition method applied to contracts that were not complete as of the adoption date. Consolidated financial results for reporting periods beginning after January 1, 2019 are presented under ASC Topic 842, while prior period amounts continue to be reported in accordance with ASC Topic 840, “Leases”. Please refer to (d) for information about the impact of adoption on our consolidated financial statements.

Please refer to Note 1 of our consolidated financial statements contained in our previously-filed Annual Report on Form 20-F for the year ended December 31, 2018 for our lease accounting policy as it relates to lease transactions prior to January 1, 2019. The leases accounting policy described below relates to lease transactions from January 1, 2019 and onward, which are accounted for in accordance with ASC Topic 842.

We determine if an arrangement is or contains a lease at contract inception. In certain situations, judgment may be required in determining if a contract contains a lease. For these arrangements, there is judgment in evaluating if the arrangement provides us with an asset that is physically distinct, or that represents substantially all of the capacity of the asset, and if we have the right to direct the use of the asset. Lease assets and liabilities are recognized based on the present value of future lease payments over the lease term at the commencement date. Included in the lease liability are future lease payments that are fixed, in-substance fixed, or are payments based on an index or rate known at the commencement date of the lease. Variable lease payments are recognized as lease expenses as incurred, and generally relate to variable payments made based on the level of services provided by the lessor of our leases. The operating lease right-of-use (“ROU”) asset also includes any lease payments made prior to commencement, initial direct costs incurred, and lease incentives received. As most of our leases do not provide an implicit rate, we generally use our incremental borrowing rate in determining the present value of future payments. The incremental borrowing rate represents the rate required to borrow funds over a similar term to purchase the leased asset, and is based on the information available at the commencement date of the lease. For leased assets with similar lease terms and asset type we applied a portfolio approach in determining a single incremental borrowing rate to apply to the leased assets.

In determining our lease liability, the lease term includes options to extend or terminate the lease when it is reasonably certain that we will exercise such option. Leases with an initial term of 12 months or less are not recorded on the balance sheet, and we recognize lease expense for these leases on a straight-line basis over the lease term.

Subsequently, lease liabilities are measured at amortized cost using the effective interest method, with interest expense recognized over the lease terms. When there is a change in a lease term, a change in future lease payments resulting from a change in an index or a rate used to determine those payments, or a change in the assessment of an option to purchase an underlying asset, our Company remeasures the lease liabilities with a corresponding adjustment to the ROU assets.

Operating lease ROU assets are presented in “Other assets” and operating lease liabilities are presented in “Other current liabilities” and “Other liabilities” on our consolidated balance sheets.

Share-Based Compensation

Share-based compensation represents the cost related to share-based awards granted to employees. We measure share-based compensation cost at the grant date, based on the estimated fair value of the award. Share-based compensation is recognized for the portion of the award that is ultimately expected to vest, and the cost is amortized on a straight-line basis (net of estimated forfeitures) over the vesting period. Our Company estimates the fair value of stock options using the Black-Scholes valuation model. The cost is recorded in costs of revenues and operating expenses in the consolidated statements of operations on the date of grant based on the employees’ respective function.

For shares and stock options granted to non-employees, we measure the fair value of the equity instruments granted at the earlier of the performance commitment date or when the performance is completed.

Retirement Plan and Net Periodic Pension Cost

Under our defined benefit pension plan, net periodic pension cost, which includes service cost, interest cost, expected return on plan assets, amortization of unrecognized net transition obligation and gains or losses on plan assets, is recognized based on an actuarial valuation report. We recognize the funded status of pension plans and non-pension post-retirement benefit plans (retirement-related benefit plans) as an asset or a liability in the consolidated balance sheets.

Under our defined contribution pension plans, net periodic pension cost is recognized as incurred.

Income Taxes

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities, which are classified as noncurrent on the consolidated balance sheets, are measured using the enacted tax rate and laws that will be in effect when the related temporary differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amount that more-likely-than-not will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and loss carryforwards become deductible.

In addition, we recognize the financial statement impact of a tax position when it is more-likely-than-not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is measured at the largest amount that is greater than a 50% likelihood of being realized upon settlement. Interest and penalties on an underpayment of income taxes are reflected as income tax expense in the consolidated financial statements.

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing the net earnings (loss) for the period by the weighted average number of common shares and potential common shares outstanding during the period. Potential common shares, composed of incremental common shares issuable upon the exercise of options in all periods, are included in the computation of diluted earnings (loss) per share to the extent such shares are dilutive. Diluted earnings (loss) per share also takes into consideration the effect of dilutive securities issued by subsidiaries. In a period in which a loss is incurred, only the weighted average number of common shares issued and outstanding is used to compute the diluted loss per share, as the inclusion of potential common shares would be anti-dilutive. Therefore, for the years ended December 31, 2018 and 2019, basic and diluted loss per share were the same.

Segment Reporting

Our segment reporting is mainly based on lines of business. We use the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by our Company’s chief operating decision maker for making operating decisions, allocating resources and assessing performance as the source for determining our operating segments. Our Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer.

Segment profit and loss is determined on a basis that is consistent with how our Company reports operating loss in its consolidated statements of operations. Our Company does not report segment asset information to the CODM. Consequently, no asset information by segment is presented. There are no intersegment transactions.

(d) Recently Adopted Accounting Pronouncements

Leases

As noted above, we adopted the new leases accounting standard effective January 1, 2019. We utilized the modified retrospective method upon adoption and elected to use the transition method that retrospectively reflected at the beginning of the period of adoption through a cumulative-effect adjustment. Additionally, we elected the practical expedients regarding (1) not reassessing to identify leases and initial direct costs and (2) using hindsight in determining the lease term and in assessing impairment of right-of-use assets; when applying the new leases accounting standard. As a result, the comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

We recognized the cumulative effect of initially applying the new leases accounting standard as an adjustment to the opening balance of retained earnings (accumulated deficit). The cumulative effect adjustment recorded to our accumulated deficits was $1.1 million (please see our consolidated statements of changes in shareholders’ equity) and included the impact from the following adjustments to our consolidated balance sheet at January 1, 2019:

(in US$ thousands)	Balance at December 31, 2018	Adjustments due to adoption of new leases accounting standard	Balance at January 1, 2019
Consolidated Balance Sheet
Liabilities
Other noncurrent liabilities	$—	$1,056	$1,056
Shareholders' equity
Accumulated deficit	(228,246)	(1,056)	(229,302)

The cumulative effect of the new leases accounting standard are mainly with respect to recognizing the lessee’s lease liability under operating leases and impairments of the corresponding right-of-use assets, as such impairments occurred before the date of initial application. Under the prior accounting standards, payments for operating leases were recognized as expenses on a straight-line basis. Under the new leases standard, we are required to recognize right-of-use assets and lease liabilities for all leases at the commencement date of the lease, except for leases with terms of less than 12 months, and the right-of-use assets are to be subjected to impairment assessment.

Except for the cumulative effects discussed above, adoption of the new leases accounting standard did not have a significant impact to our consolidated balance sheet, consolidated statement of operations, and consolidated statement of cash flows as of and for the year ended December 31, 2019.

(e) Recent Accounting Pronouncements Not Yet Adopted

Financial Instruments

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is an accounting update to amend the guidance on the impairment of financial instruments that are not measured at fair value through profit and loss. The amendment introduces a current expected credit loss (CECL) model based on expected losses rather than incurred losses to estimate credit losses on financial instruments measured at amortized cost and requires a broader range of reasonable and supportable information to estimate expected credit loss. In addition, under the amendment, an entity recognizes an allowance for expected credit losses on financial instruments measured at amortized cost and available-for-sale debt securities rather than the current methodology of delaying recognition of credit losses until it is probable a loss has been incurred. The amendment is effective for fiscal years beginning after December 15, 2019, and earlier adoption is permitted as of the fiscal years beginning after December 15, 2018. The adoption of the amendments are not expected to have a material impact on our Company’s financial position, results of operations, cash flow and financial statement disclosures.

Fair Value Measurement

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement, which is an accounting update to amend fair value measurement disclosure requirements to eliminate, add and modify certain disclosures to improve the effectiveness of such disclosure. The amendments removed (1) the disclosure requirements for transfers between Levels 1 and 2 of the fair value hierarchy, (2) the policy for timing of transfers between levels of the fair value hierarchy, and (3) the valuation processes for Level 3 fair value measurements. Additionally, the amendments modified the disclosure requirements for investments in certain entities that calculate net asset value and measurement uncertainty. Finally, the amendments added disclosure requirements for the changes in unrealized gains and losses included in other comprehensive income for recurring Level 3 fair value measurements and the range and weighted average of significant unobservable inputs used to develop Level 3 measurements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. This amendment is effective for annual periods beginning after December 15, 2019. Early adoption is permitted. The adoption of this amendment is not expected to have a material impact on the Company’s financial statement disclosures.

Retirement Plan

In August 2018, the FASB issued ASU No. 2018-14, Compensation—Retirement Benefits — Defined Benefit Plans — General (Subtopic 715-20): Disclosure Framework — Changes to the Disclosure Requirements for Defined Benefit Plans, which is an accounting update to modify the disclosure requirements by removing, modifying and clarifying disclosures related to defined benefit plans. This amendment modified the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. Certain disclosure requirements have been removed while the disclosure requirements of (1) the weighted-average interest crediting rates for cash balance plans and other plans with promised interest crediting rates; and (2) an explanation of the reasons for significant gains and losses related to changes in the benefit obligation for the period, have been added. The amendment also clarified the disclosure requirements with respect to the projected benefit obligation and the accumulated benefit obligation. The amendment is effective for fiscal years ending after December 15, 2020. Early adoption is permitted. The amendments should be applied on a retrospective basis to all periods presented. The adoption of this amendment is not expected to have a material impact on our Company’s financial statement disclosures.

Intangibles—Goodwill and Other

In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40), which is an accounting update to align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The amendment also requires the entity to present capitalized implementation costs and the related amortization in the same line item in the balance sheet, income statement and statement of cash flows as the presentation of the hosting (service) element of the arrangement. The amendment is effective for our Company’s fiscal years beginning after December 15, 2019. Early adoption is permitted. The amendment should be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. Our Company will adopt the amendments in this Update for fiscal years beginning January 1, 2020. The adoption of this amendment is not expected to have a material impact on our financial position, results of operations, cash flows and financial statement disclosures.

Income Taxes

In December 2019, the FASB issued ASU 2019-12 Income Taxes (Topic 740), which is an amendment that (i) eliminated certain exceptions for recognizing deferred taxes liability associated with ownership changes in foreign equity method investments, performing intraperiod allocation, and calculating income taxes in interim periods for year-to-date losses that exceed anticipated losses, (ii) simplified income tax accounting for franchise taxes that are partially based on income, transactions with a government that results in a step-up in the tax basis of goodwill, separate financial statements of legal entities that are not subject to tax, and (iii) enacted changes in tax laws in interim periods. This amendment is effective for our Company’s fiscal years beginning after December 15, 2020. Early adoption is permitted. The adoption of this amendment is not expected to have a material impact on our Company’s financial position, results of operations, cash flow and financial statement disclosures.

NOTE 2. EARNINGS (LOSS) PER SHARE

The following table provides a reconciliation of the denominators of the basic and diluted per share computations:

(in thousand shares)	2017	2018	2019
Weighted average number of outstanding shares
Basic	11,052	11,052	11,052
Effect of dilutive securities
Employee share-based compensation	—	—	—
Diluted	11,052	11,052	11,052

Certain outstanding options were excluded from the computation of diluted EPS since their effect would have been anti-dilutive. The antidilutive stock options excluded and their associated exercise prices per share were 308 thousand shares at the range of $2.9 to $80.05 as of December 31, 2017, 229 thousand shares at $2.90 to $12.35 as of December 31, 2018, and 225 thousand shares at $2.90 to $12.35 as of December 31, 2019. There were no antidilutive Restricted Stock Units (“RSUs”) as of December 31, 2019, 2018, and 2017.

NOTE 3. PREPAID LICENSING AND ROYALTY FEES

The following table summarizes changes to our Company’s prepaid licensing and royalty fees:

(in US$ thousands)	2017	2018	2019
Balance at beginning of year	$1,020	$459	$435
Addition	486	968	205
Amortization and usage	(1,040)	(747)	(511)
Exchange difference	(7)	(1)	—
Impairment charges (Note 4)	—	(244)	(85)
Balance at end of year	$459	$435	$44

At the end of 2018 and 2019, we recognized impairment losses of $244 thousand and $85 thousand, respectively, for the prepaid licensing and royalty fees related to certain licensed games that we stopped operating or for which the carrying amounts of the related assets were determined not to be recoverable from their expected future undiscounted cash flows.

We have entered licensing arrangements for our digital entertainment business. During prior years, prepaid licensing and royalty fees for one of the licensed games had been fully impaired and as a result the cost became nil. In 2017, the licensor of that gaming development company reached an agreement with us to terminate the license by compensating us in the amount of $1.75 million and accordingly, we have recognized a gain of $1.7 million as a reduction of operating expenses in the consolidated statements of operations for the year ended December 31, 2017.

NOTE 4. FAIR VALUE MEASUREMENTS

The following table presents the carrying amounts and estimated fair values of our Company’s financial instruments at December 31, 2018 and 2019.

(in US$ thousands)	2018		2019
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	$59,308	$59,308	$57,743	$57,743
Accounts receivable	523	523	368	368
Restricted cash	518	518	531	531
Refundable deposits	197	197	199	199
Financial liabilities
Accounts payable	104	104	64	64
Accrued expenses	1,433	1,433	1,280	1,280
Lease liabilities - current and noncurrent	—	—	592	592

The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions.

The fair values of the financial instruments shown in the above table as of December 31, 2018 and 2019 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an arm’s length transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. In situations where there is little market activity for the asset or liability at the measurement date, the fair value measurement reflects our Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by us based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•

Cash and cash equivalents, accounts receivable, restricted cash, accounts payable, accrued expenses: The carrying amounts, at face value or cost plus accrued interest, approximate fair value because of the short maturity of these instruments.

•	Refundable deposits: Measurement of refundable deposits with no fixed maturities is based on carrying amounts.
•	Lease liabilities: Measured at discounted amounts of lease payments.

Assets and Liabilities that are Measured at Fair Value on a Recurring Basis

Our Company has segregated all financial assets and liabilities that are measured at fair value on a recurring basis (at least annually) into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below.

Assets and liabilities measured at fair value on a recurring basis are summarized as below:

(in US$ thousands)	Fair Value Measurement Using
	Level 1	Level 2	Level 3	At December 31, 2019
Assets
Cash equivalents - time deposits	$—	$7	$—	$7
Restricted cash - time deposits	—	531	—	531
	$—	$538	$—	$538

(in US$ thousands)	Fair Value Measurement Using
	Level 1	Level 2	Level 3	At December 31, 2018
Assets
Cash equivalents - time deposits	$—	$6	$—	$6
Restricted cash - time deposits	—	518	—	518
	$—	$524	$—	$524

Our Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 3 for the years ended December 31, 2018 and 2019.

Level 1 and 2 measurements:

Cash equivalents – time deposits and restricted cash – time deposits are interest-earning deposits in banks, and the cash flows are estimated based on the terms of the contracts and discounted using the market interest rates applicable to the maturity of the contracts, which are adjusted to reflect credit risks on counterparties. As the inputs into the valuation techniques are readily observable, these deposits are classified in Level 2 of the fair value hierarchy.

Level 3 measurements:

We did not hold assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2018 and 2019.

Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis

Assets and liabilities measured at fair value on a nonrecurring basis include measuring impairment when required for long-lived assets. For GigaMedia, long-lived assets measured at fair value on a nonrecurring basis include investments accounted for under the equity method and cost method, property, plant, and equipment, intangible assets, operating lease ROU assets, and prepaid licensing and royalty fees.

We recognized the cumulative effects of impairment on the operating lease ROU assets when initially applying the new leases accounting standard at January 1, 2019, as such impairments occurred before the date of initial application. Please see Note 1, “Principal Activities, Basis of Presentation, and Summary of Significant Accounting Policies”, for additional information. Assets and liabilities measured at fair value on a nonrecurring basis that were determined to be impaired as of December 31, 2018 and 2019 are summarized as below:

(in US$ thousands)	Fair Value measurement Using
Assets	Level 1	Level 2	Level 3	At December 31, 2019	Total Impairment Losses
(a) Prepaid licensing and royalty fees	$—	$—	$—	$—	$85
(b) Property, plant and equipment	—	—	—	—	109
(c) Intangible assets	—	—	—	—	15
Total	$—	$—	$—	$—	$209

(in US$ thousands)	Fair Value measurement Using
Assets	Level 1	Level 2	Level 3	At December 31, 2018	Total Impairment Losses
(a) Prepaid licensing and royalty fees	$—	$—	$84	$84	$244
Total	$—	$—	$84	$84	$244
(a)	Impairment losses on certain prepaid licensing and royalty fees which were determined to be impaired:

In 2018 and 2019, certain prepaid licensing and royalty fees were written down to $84 thousand and zero, resulting in an impairment charge of $244 thousand and $85 thousand, respectively. This impairment is included in operating expenses in the consolidated statements of operations. The impairment charges for the prepaid licensing and royalty fees related to certain licensed games within our digital entertainment business that we stopped operating or for which the carrying amounts of the related assets were determined not to be recoverable from their expected future undiscounted cash flows. The licensing fee and related royalties are re-valued when impairment exists, using unobservable inputs such as discounted cash flows, incorporating adjusted available market discount rate information and our Company’s estimates for liquidity risk, along with other cash flow model related assumptions.

(b)	Impairment losses on certain property, plant, and equipment which were determined to be impaired:

In 2019, we recognized an impairment loss of $109 thousand on property, plant and equipment as while the recent years’ operating losses were expected to continue in the short-term, the carrying amounts of those long-lived assets would not be recoverable based on cash flow projections.

(c)	Impairment losses on certain intangible assets which were determined to be impaired:

In 2019, we recognized an impairment loss of $15 thousand on intangible assets as while the recent years’ operating losses were expected to continue in the short-term, the carrying amounts of those intangible assets would not be recoverable based on cash flow projections.

NOTE 5. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows as of December 31, 2018 and 2019.

	December 31
(in US$ thousands)	2018	2019
Cash and savings accounts	$59,302	$57,736
Time deposits	6	7
Cash and cash equivalents reported on the consolidated balance sheets	59,308	57,743
Cash restricted as performance bond	518	531
Total cash, cash equivalents and restricted cash reported on the consolidated statements of cash flows	$59,826	$58,274

As of December 31, 2018 and 2019, cash amounting to $518 thousand and $531 thousand, respectively, has been deposited in an escrow account in a bank as a performance bond for our players’ game points. These deposits are restricted and are included in restricted cash in the consolidated balance sheets.

We maintain cash and cash equivalents, as well as restricted cash, in bank accounts with major financial institutions with high credit ratings located in the following jurisdictions:

	December 31
(in US$ thousands)	2018	2019
Taiwan	$54,078	$52,261
Hong Kong	5,732	5,997
China	16	16
	$59,826	$58,274

NOTE 6. ACCOUNTS RECEIVABLE – NET

Accounts receivable consist of the following:

	December 31
(in US$ thousands)	2018	2019
Accounts receivable	$528	$371
Less: Allowance for doubtful accounts	(5)	(3)
	$523	$368

The following is a summary of the changes in our Company’s allowance for doubtful accounts during the years ended December 31, 2017, 2018 and 2019:

(in US$ thousands)	2017	2018	2019
Balance at beginning of year	$32	$12	$5
Additions: Bad debt expense	127	23	24
Less: Write-off	(149)	(29)	(26)
Translation adjustment	2	(1)	—
Balance at end of year	$12	$5	$3

NOTE 7. OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31
(in US$ thousands)	2018	2019
Loans receivable - current	$29	$30
Less: Allowance for loans receivable - current	(29)	(30)
Other receivable	3	—
Other	121	139
	$124	$139

The following is a reconciliation of changes in our Company’s allowance for loans receivable - current during the years ended December 31, 2017, 2018 and 2019:

(in US$ thousands)	2017	2018	2019
Balance at beginning of year	$28	$30	$29
Reversal for collection of bad debt	—	—	—
Translation adjustment	2	(1)	1
Balance at end of year	$30	$29	$30

NOTE 8. LEASE ARRANGEMENTS

a. Right-of-use assets

	2019
(in US$ thousands)	Cost	Accumulated depreciation	Net
Recognition of right-of-use assets upon adoption of ASC 842 at beginning of year (Note 1)	$1,056	$—	$1,056
Recognition of impairment upon adoption of ASC 842 at beginning of year (Note 1)	(1,056)	—	(1,056)
Balance at end of year	$—	$—	$—

b. Lease liabilities

(in US$ thousands)	December 31, 2019
Carrying amount:
Current portion (classified under other current liabilities)	$498
Noncurrent portion	94
$592

Discount rates for the existing lease liabilities ranged from 1.7% to 2.8%.

c. Material terms of right-of-use assets

We lease office premises, office equipment and automobile for operational use with lease terms of 2 to 5 years. We do not have purchase options to acquire the leasehold office premises at the end of the lease terms.

d. Supplemental information

Supplemental disclosures of cash flow information consist of the following:

(in US$ thousands)	For the Year ended December 31, 2019
Cash paid for operating leases	$510
Right-of-use assets obtained in exchange for operating lease liabilities	1,056

Operating lease expenses were $15 thousand during the year ended December 31, 2019.

The table below reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the operating lease liabilities recorded on the consolidated balance sheet as of December 31, 2019:

(in US$ thousands)	Operating Leases
Year
2020	$504
2021	92
2022	1
2023	1
2024	1
Total minimum lease payments	599
Less: amount of lease payments representing interest	(7)
Present value of future minimum lease payments	592
Less: current obligation under leases	(498)
Non-current lease obligations	$94

We have elected the transition option under ASU 2016-02 and continued to apply the prior accounting standard for leases, including the disclosure requirements, in the comparative periods. Future minimum lease payments due under those lease agreements as of December 31, 2018 were as follows:

(in US$ thousands)	December 31, 2018
Not later than 1 year	$450
Later than 1 year and not later than 5 years	504
Later than 5 years	—
Balance at end of year	$954

Rent expense for the years ended December 31, 2018 and 2017 were $493 thousand and $577 thousand, respectively, recognized on a straight-line basis for the Company’s office and car leases which were accounted for as operating leases.

NOTE 9. ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31
(in US$ thousands)	2018	2019
Accrued professional fees	$429	$401
Accrued compensation	170	200
Accrued royalties	275	152
Accrued advertising expenses	134	76
Accrued director compensation and liability insurance	70	70
Other	355	381
	$1,433	$1,280

NOTE 10. DEFERRED REVENUE

Deferred revenue consists of the following:

	December 31
(in US$ thousands)	2018	2019
Unused virtual points	$1,094	$999
Unamortized virtual items	276	366
	$1,370	$1,365

The breakage amounts recognized as revenue during the years ended December 2018 and 2019 were $0 and $63 thousand, respectively. The cumulative amount of breakage for the years during and prior to 2017 was $346 thousand, recorded to our accumulated deficits at January 1, 2018 as a cumulative effect of initially applying the new revenue accounting standard.

NOTE 11. PENSION BENEFITS

Our Company and our subsidiaries have defined benefit and defined contribution pension plans that cover substantially all of our employees.

Defined Benefit Pension Plan

We have a defined benefit pension plan in accordance with the Labor Standards Law of the Republic of China (R.O.C.) for our employees located in Taiwan, covering substantially all full-time employees for services provided prior to July 1, 2005, and employees who have elected to remain in the defined benefit pension plan subsequent to the enactment of the Labor Pension Act on July 1, 2005. Under the defined benefit pension plan, employees are entitled to a lump sum retirement benefit upon retirement equivalent to the aggregate of 2 months’ pensionable salary for each of the first 15 years of service and 1 month’s pensionable salary for each year of service thereafter subject to a maximum of 45 months’ pensionable salary. The pensionable salary is the monthly average salary or wage of the final six months prior to approved retirement.

We use December 31 as the measurement date for our defined benefit pension plan. As of December 31, 2018 and 2019, the accumulated benefit obligation amounted to $233 thousand and $238 thousand, respectively, and the funded status of prepaid pension assets amounted to $56 thousand and $85 thousand, respectively. The fair value of plan assets amounted to $376 thousand and $411 thousand as of December 31, 2018 and 2019, respectively. The accumulated other comprehensive loss amounted to ($86) thousand and ($66) thousand as of December 31, 2018 and 2019, respectively. The net periodic benefit cost for 2017, 2018 and 2019 amounted to $0 thousand, $1 thousand and $2 thousand, respectively.

The following table sets forth the plan’s benefit obligations, fair value of plan assets, and funded status at December 31, 2018 and 2019:

	December 31
(in US$ thousands)	2018	2019
Benefit Obligation	$320	$326
Fair value of plan assets	376	411
	$(56)	$(85)
Amounts recognized in the balance sheet consist of:
Noncurrent liabilities (assets)	$(56)	$(85)
Accumulated other comprehensive income	—	—
Net amount recognized	$(56)	$(85)
Amounts recognized in accumulated comprehensive income (loss) consist of:
Unrecognized net gain (loss)	$(86)	$(66)

For the years ended December 31, 2017, 2018 and 2019, the net period pension cost consisted of the following:

	December 31
(in US$ thousands)	2017	2018	2019
Service cost	$—	$—	$—
Interest cost	4	5	4
Expected return on plan assets	(5)	(6)	(5)
Amortization of net loss	1	2	3
Curtailment gain	—	—	—
	$—	$1	$2

Weighted average assumptions used to determine benefit obligations for 2018 and 2019 were as follows:

	December 31
	2018	2019
Discount rate	1.375%	1.125%
Rate of compensation increase	2.00%	2.00%

Weighted average assumptions used to determine net periodic benefit cost for end of fiscal year were as follows:

	2018	2019
Discount rate	1.625%	1.375%
Rate of return on plan assets	1.625%	1.375%
Rate of compensation increase	2.00%	2.00%

Management determines the discount rate and rate of return on plan assets based on the yields of twenty year ROC central government bonds which is in line with the respective employees remaining service period and the historical rate of return on the above mentioned Fund mandated by the ROC Labor Standard Law.

We have contributed an amount equal to 2% of the salaries and wages paid to all qualified employees located in Taiwan to a pension fund (the “Fund”). The Fund is administered by a pension fund monitoring committee (the “Committee”) and deposited in the Committee’s name in the Bank of Taiwan. Our Company makes pension payments from our account in the Fund unless the Fund is insufficient, in which case we make payments from internal funds as payments become due. We seek to maintain a normal, highly liquid working capital balance to ensure payments are made timely.

We expect to make a contribution of $8 thousand to the Fund in 2020. We expect to make future benefit payments of $1 thousand to employees from 2020 to 2024 and $14 thousand from 2025 to 2029.

Defined Contribution Pension Plans

We have provided defined contribution plans for employees located in Taiwan and Hong Kong. Contributions to the plans are expensed as incurred.

Taiwan

Pursuant to the new “Labor Pension Act” enacted on July 1, 2005, our Company has a defined contribution pension plan for our employees located in Taiwan. For eligible employees who elect to participate in the defined contribution pension plan, we contribute no less than 6% of an employee’s monthly salary and wage and up to the maximum amount of NT$9 thousand (approximately $300), to each of the eligible employees’ individual pension accounts at the Bureau of Labor Insurance each month. Pension payments to employees are made either by monthly installments or in a lump sum from the accumulated contributions and earnings in employees’ individual accounts.

Hong Kong

According to the relevant Hong Kong regulations, we provide a contribution plan for the eligible employees in Hong Kong. We must contribute at least 5% of the employees’ total salaries. For this purpose, the monthly relevant contribution to their individual contribution accounts is subject to a cap of HK$1.5 thousand (approximately $193). After the termination of employment, the benefits still belong to the employees in any circumstances.

The total amount of defined contribution pension expenses pursuant to our defined contribution plans for the years ended December 31, 2017, 2018 and 2019 were $190 thousand, $210 thousand, and $187 thousand, respectively, which are included in operating expenses.

NOTE 12. SHAREHOLDERS’ EQUITY

In accordance with Singapore law, the holders of ordinary shares that do not have par value, are entitled to receive dividends as declared from time to time and are entitled to one vote per share at the general meeting of our company. All shares rank equally with regard to our company’s residual assets. In addition, we are not required to have a number of authorized common shares to be issued.

NOTE 13. ACCUMULATED OTHER COMPREHENSIVE LOSS

The accumulated balances for each component of other comprehensive income (loss) are as follows:

(in US$ thousands)	Foreign currency items	Unrealized gain on securities	Pension and post retirement benefit plans	Accumulated other comprehensive loss
Balance at January 1, 2017	$(22,555)	$2	$(58)	$(22,611)
Net current period change	641	—	(11)	630
Reclassification adjustments for gains reclassified into income	—	(2)	—	(2)
Balance at December 31, 2017	(21,914)	—	(69)	(21,983)
Net current period change	(332)	—	(17)	(349)
Balance at December 31, 2018	(22,246)	—	(86)	(22,332)
Net current period change	66	—	20	86
Balance at December 31, 2019	$(22,180)	$—	$(66)	$(22,246)

There were no significant tax effects allocated to each component of other comprehensive income for the years ended December 31, 2017, 2018 and 2019.

NOTE 14. SHARE-BASED COMPENSATION

During 2017, 2018 and 2019, all the stock-based compensation expenses were recognized in the general and administrative expenses in our consolidated statements of operations. The stock-based compensation expense recognized in the general and administrative expenses in our consolidated statements of operations were ($7) thousand, $3 thousand and $1 thousand, respectively.

There were no significant capitalized stock-based compensation costs at December 31, 2018 and 2019. There was no recognized stock-based compensation tax benefit for the years ended December 31, 2017, 2018 and 2019, as our Company recognized a full valuation allowance on net deferred tax assets as of December 31, 2018 and 2019.

(a) Overview of Stock-Based Compensation Plans

2004 Employee Share Option Plan

At the June 2004 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2004 Employee Share Option Plan (the “2004 Plan”) under which up to 1.4 million common shares of our Company have been reserved for issuance. All employees, officers, directors, supervisors, advisors, and consultants of our Company are eligible to participate in the 2004 Plan. The 2004 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, the eligible individuals who are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the vesting schedule. The maximum contractual term for the options under the 2004 Plan is 10 years.

2006 Equity Incentive Plan

At the June 2006 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2006 Equity Incentive Plan (the “2006 Plan”) under which up to 200 thousand common shares of our Company have been reserved for issuance. The 2006 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2006 Plan. The maximum contractual term for the options under the 2006 Plan is 10 years.

2007 Equity Incentive Plan

At the June 2007 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2007 Equity Incentive Plan (the “2007 Plan”) under which up to 400 thousand common shares of our Company have been reserved for issuance. The 2007 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2007 Plan. The maximum contractual term for the options under the 2007 Plan is 10 years.

2008 Equity Incentive Plan

At the June 2008 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2008 Equity Incentive Plan (the “2008 Plan”) under which up to 200 thousand common shares of our Company have been reserved for issuance. The 2008 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2008 Plan. The maximum contractual term for the options under the 2008 Plan is 10 years.

2008 Employee Share Purchase Plan

At the June 2008 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2008 Employee Share Purchase Plan (the “2008 ESPP”) under which up to 40 thousand common shares of our Company were reserved for issuance. Any person who is regularly employed by our Company or our designated subsidiaries shall be eligible to participate in the 2008 ESPP. Pursuant to the 2008 ESPP, our Company would offer the shares to qualified employees on favorable terms. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2008 ESPP. The 2008 ESPP is administered by a committee designated by the board of directors. As of December 31, 2019, no shares have been subscribed by qualified employees under the 2008 ESPP.

2009 Equity Incentive Plan

At the June 2009 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2009 Equity Incentive Plan (the “2009 Plan”) under which up to 300 thousand common shares of our Company have been reserved for issuance. The 2009 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2009 Plan. The maximum contractual term for the options under the 2009 Plan is 10 years.

2009 Employee Share Purchase Plan

At the June 2009 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2009 Employee Share Purchase Plan (the “2009 ESPP”) under which up to 40 thousand common shares of our Company have been reserved for issuance. To be eligible, employees must be regularly employed by us or our designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2009 ESPP. The 2009 ESPP is administered by a committee designated by the board of directors. As of December 31, 2019, no shares were issued to employees under the 2009 ESPP.

2010 Equity Incentive Plan

At the June 2010 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2010 Equity Incentive Plan (the “2010 Plan”) under which up to 200 thousand common shares of our Company have been reserved for issuance. The 2010 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2010 Plan. The maximum contractual term for the options under the 2010 Plan is 10 years.

2010 Employee Share Purchase Plan

At the June 2010 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2010 Employee Share Purchase Plan (the “2010 ESPP”) under which up to 40 thousand common shares of our Company have been reserved for issuance. To be eligible, employees must be regularly employed by us or our designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2010 ESPP. The 2010 ESPP is administered by a committee designated by the board of directors. As of December 31, 2019, no shares were issued to employees under the 2010 ESPP.

Summarized below are the general terms of our stock-based compensation plans, for which awards have been granted as of December 31, 2019.

Stock-Based compensation plan	Granted awards		Vesting schedule	Options’ exercise price	RSUs’ grant date fair value
2004 plan	1,575,037	(1)	immediately upon granting to four years	$3.95~$12.75	—
2006 Plan	256,716	(2)	immediately upon granting to four years	$3.85~$83	$14.55~$80.05
2007 Plan	675,057	(3)	immediately upon granting to four years	$2.90~$90.85	$12.35~$76.75
2008 Plan	200,000		immediately upon granting to six years	$12.35~$21.20	—
2009 Plan	500,000	(4)	immediately upon granting to four years	$4.775~$12.35	—
2010 Plan	440,000	(5)	three years	$4.0505~$5.7	—

(1)	The granted awards, net of forfeited or canceled options, were within reserved shares of 1,400 thousand common shares.
(2)	The granted awards, net of forfeited or canceled options or shares, were within reserved shares of 200 thousand common shares.
(3)	The granted awards, net of forfeited or canceled options or shares, were within reserved shares of 400 thousand common shares.
(4)	The granted awards, net of forfeited or canceled options, were within reserved shares of 300 thousand common shares.
(5)	The granted awards, net of forfeited or canceled options, were within reserved shares of 200 thousand common shares.

Options and RSUs generally vest over the schedule described above. Certain RSUs provide for accelerated vesting if there is a change in control. All options and RSUs are expected to be settled by issuing new shares.

(b) Options

In 2017, 2018 and 2019, no options were exercised for each year.

Our Company uses the Black-Scholes option-pricing model to estimate the fair value of stock options granted to employees on the grant date. No options were granted to employees during 2018 and 2019. The following table summarizes the assumptions used in the model for options granted during 2017:

2017
Option term (years)	6.01
Volatility	48.997%
Weighted-average volatility	48.997%
Risk-free interest rate	2.031%
Dividend yield	0%
Weighted-average fair value of option granted	$1.41

Option term. The expected term of the options granted represents the period of time that they are expected to be outstanding. Our Company estimates the expected term of options granted based on historical experience with grants and option exercises.

Expected volatility rate. An analysis of historical volatility was used to develop the estimate of expected volatility.

Risk-free interest rate. The risk-free interest rate is based on yields of U.S. Treasury bonds for the expected term of the options.

Expected dividend yield. The dividend yield is based on our Company’s current dividend yield.

Option transactions during the last three years are summarized as follows:

	2017		2018		2019
	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Balance at January 1	$20.63	613	$14.78	308	$10.88	229
Options granted	2.90	4	—	—	—	—
Options exercised	—	—	—	—	—	—
Options Forfeited / canceled / expired	26.24	(309)	26.08	(79)	3.85	(4)
Balance at December 31	$14.78	308	$10.88	229	$11.00	225	1.07	$—
Exercisable at December 31	$15.16	298	$10.97	227	$11.05	224	1.03	$—
Vested and expected to vest at December 31	$14.78	308	$10.88	229	$11.00	225	1.07	$—

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between GigaMedia’s closing stock price on the last trading day of 2019 and the exercise price of an option, multiplied by the number of in-the-money options) that would have been received by the option holders had they exercised their options on December 31, 2019. This amount changes based on the fair market value of GigaMedia’s stock.

As of December 31, 2019, there was approximately $0.3 thousand of unrecognized compensation cost related to nonvested options. That cost is expected to be recognized over a period of 0.35 years.

The following table sets forth information about stock options outstanding at December 31, 2019:

Options outstanding			Option currently exercisable
Exercise price	No. of Shares (in thousands)	Weighted average remaining contractual life	Exercise price	No. of Shares (in thousands)
Under $5	8	4.68 years	Under $5	7
$5~$50	217	0.93 years	$5~$50	217
$50~$100	—		$50~$100	—
	225			224

(c) RSUs

The fair value of RSUs is determined and fixed on the grant date based on our stock price. No RSUs were granted during the years ended December 31, 2017, 2018 and 2019.

As of December 31 2018 and 2019, there was no unrecognized compensation cost related to nonvested RSUs. Our Company received no cash from employees as a result of employee stock award vesting and the forfeiture of RSUs during 2017, 2018 and 2019.

NOTE 15. INCOME TAXES

Income (loss) before income taxes by geographic location is as follows:

(in US$ thousands )	2017	2018	2019
Taiwan operations	$893	$(3,146)	$(2,191)
Non-Taiwan operations	(1,478)	(47)	532
	$(585)	$(3,193)	$(1,659)

The components of income tax benefit (expense) by taxing jurisdiction are as follows:

(in US$ thousands )	2017	2018	2019
Taiwan:
Current	$—	$—	$—
Deferred	—	—	—
	$—	$—	$—
Non-Taiwan:
Current	$(1)	$—	$—
Deferred	1,672	—	—
	$1,671	$—	$—
Total current income tax benefit (expense)	$(1)	$—	$—
Total deferred income tax benefit	$1,672	$—	$—
Total income tax benefit	$1,671	$—	$—

Our ultimate parent company is based in Singapore.

A reconciliation of our effective tax rate related to the statutory tax rate in Taiwan, where our major operations are based, is as follows:

	2017	2018	2019
Taiwan statutory rate, including taxes on income and retained earnings	23.85%	24.00%	24.00%
Foreign tax differential	1.10%	3.43%	10.14%
Reversal of deferred withholding tax liabilities	285.84%	—	—
Tax-exempt income	—	—	—
Non-deductible items - bad debts	—	(0.22)%	—
Other non-deductible expenses	(44.79)%	(3.50)%	(7.01)%
Changes in unrecognized tax benefits	—	17.17%	—
Cumulative effect of initially applying new accounting standards	—	—	13.13%
Change in deferred tax assets and valuation allowance	13.43%	(42.02)%	(43.38)%
Change in tax rate	—	0.15%	—
Other	6.33%	0.99%	3.12%
Effective rate	285.76%	—	—

The significant components of our deferred tax assets consist of the following:

(in US$ thousands)	December 31
	2018	2019
Net operating loss carryforwards	$11,136	$12,005
Share-based compensation	292	299
Investments	131	134
Lease right-of-use assets	—	122
Intangible assets and goodwill	119	64
Other	87	108
	11,765	12,732
Less: valuation allowance	(11,765)	(12,732)
Deferred tax assets - net	$—	$—

In October 2017, a subsidiary of ours in the U.S. dissolved and liquidated, for which it filed a final tax return in February 2018. The gain resulted from such liquidation was treated as capital gain, which is exempt from U.S. withholding tax. As such, there was a reversal of the deferred income tax liabilities of $1,671 thousand as such deferred income tax liabilities were originally accrued for a potential withholding obligation upon possible distribution.

A reconciliation of the beginning and ending amounts of our valuation allowance on deferred tax assets for the years ended December 31, 2017, 2018 and 2019 are as follows:

(in US$ thousands)	2017	2018	2019
Balance at beginning of year	$11,852	$9,928	$11,765
Subsequent reversal and utilization of valuation allowance	(3,352)	—	(17)
Additions to valuation allowance	745	2,107	723
Exchange differences	683	(270)	261
Balance at end of year	$9,928	$11,765	$12,732

Under ROC Income Tax Act, the tax loss carryforward in the preceding ten years would be deducted from income tax for Taiwan operations.

As of December 31, 2019, we had net operating loss carryforwards available to offset future taxable income, shown below by major jurisdictions:

Jurisdiction	Amount	Expiring year
Hong Kong	$15,759	indefinite
Taiwan	39,189	2020~2029
	$54,948

Pursuant to the amendment of the ROC Income Tax Act in February 2018, starting from 2018, the corporate income tax rate was adjusted from 17% to 20%. In addition, the tax rate applicable to the undistributed portion of earnings to be made in 2018 and thereafter was reduced from 10% to 5%.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits (excluding the effects of accrued interest) for the years 2017, 2018 and 2019 are as follows:

(in US$ thousands)	2017	2018	2019
Balance at beginning of year	$1,024	$1,110	$—
Increase related to prior year tax positions	—	—	—
Decrease related to prior year tax positions	—	—	—
Settlement of intercompany charge adjustments	—	(1,095)	—
Expiration of statute of limitations	—	—	—
Exchange differences	86	(15)	—
Balance at end of year	$1,110	$—	$—

As of December 31, 2017, 2018 and 2019, there were no unrecognized tax benefits that if recognized would affect the effective tax rate. As of December 31, 2017, 2018 and 2019, $1.1 million, $0 and $0 of the total unrecognized tax benefit were presented as a reduction of a deferred tax asset that, if recognized, would be offset by a valuation allowance.

There were no interest and penalties related to income tax liabilities recognized for the years ended December 31, 2017, 2018 and 2019.

Our major tax paying components are all located in Taiwan. As of December 31, 2019, the income tax filings in Taiwan have been examined for the years through 2017.

In 2017 and 2018, our unrecognized tax benefits were related to intercompany charges in 2014 and 2015. The income tax authority has made decisions on the intercompany charges for our tax filings through 2014. We filed appeals against the unfavorable parts of the decision regarding these intercompany charge adjustments, and subsequently reached agreement and settlement in 2018 with the tax authority regarding the tax filings for those years. The settlement did not have significant impact to our financial statements.

The amount of unrecognized tax benefits may increase or decrease in the future for various reasons such as current year tax positions, expiration of statutes of limitations, litigation, legislative activity, or other changes in facts regarding realizability. Taiwanese entities are customarily examined by the tax authorities and it is reasonably possible that a future examination may result in positive or negative adjustment to our unrecognized tax benefit within the next 12 months.

NOTE 16. COMMITMENTS AND CONTINGENCIES

Commitments

(a) Operating Leases

We rent certain office premises, office equipment and automobile for operation use under lease agreements that expire at various dates through 2024. The following table sets forth our future aggregate minimum lease payments required under these operating leases, as of December 31, 2019:

(in US$ thousands)	Amount
2020	$504
2021	92
2022	1
2023	1
2024 and after	1
$599

Please refer to Note 8 for more information of our lease arrangements.

(b) License Agreements

We have contractual obligations under various license agreements to pay the licensors license fees and minimum guarantees against future royalties. There were no committed license fees and minimum guarantees against future royalties set forth in our significant license agreements as of December 31, 2019.

For a specific licensed game, we are committed to paying an incentive fee of $30 thousand to the licensor for every $500 thousand additional revenues generated from the game during the agreement period from January 2018 to January 2020. In January 2020, we entered an extension and amendment agreement to extend the term and modified certain provisions. The extension term commenced on January 27, 2020, and expires on January 26, 2022, and the incentive fee is $30 thousand for every $500 thousand additional revenues generated during the extension term.

Contingencies

We are subject to legal proceedings and claims that arise in the normal course of business.

On January 15, 2018, Ennoconn Corporation (“Ennoconn”) filed a complaint against one of our subsidiaries, GigaMedia Cloud Services Co., Ltd. (“GigaMedia Cloud”) in the Taiwan Taipei District Court. The complaint alleged that GigaMedia Cloud is obligated to pay Ennoconn NTD 79,477,648 (approximately $2,697,471) in connection with a transaction to purchase taximeters in 2015. GigaMedia Cloud filed an answer to the complaint denying Ennoconn’s allegations in the lack of factual and legal basis on March 1, 2018. On November 15, 2018, the Taiwan Taipei District Court determined that all of Ennoconn’s claims were without merit and made a judgment denying the complaint. On January 3, 2019, Ennoconn filed an appeal demanding the judgment which was entered in the District Court, to be reversed and amended. The civil court of the second instance, the Taiwan High Court, has conducted the session of the preparatory proceedings for several times during the past year. As a result, the Taiwan High Court ruled on January 8, 2020, that the decision of the Taiwan Taipei District Court should be partially modified and Ennoconn is entitled to NTD 27,084,180 (approximately $892,763). GigaMedia Cloud has filed another appeal with the Taiwan Supreme Court on February 4, 2020. GigaMedia Cloud accrued its best estimate for the ultimate resolution of this claim. On the other hand, pursuant to Taiwan’s Company Act, the shareholder of GigaMedia Cloud is limitedly liable for GigaMedia Cloud in an amount equal to the total value of shares subscribed. Therefore, we believe that the immediate parent company, the intermediate parent companies, as well as GigaMedia, the ultimate parent company, individually or collectively do not have obligations to absorb GigaMedia Cloud’s loss exceeding its net worth, amounting to approximately $100 thousand before such accrual, as of December 31, 2019, and accordingly, it will not have a material adverse effect on our financial condition, results of operations or cash flows.

NOTE 17. SEGMENT, PRODUCT, GEOGRAPHIC AND OTHER INFORMATION

We have only one segment, the digital entertainment business segment, which operates a portfolio of digital entertainment products, primarily targeting digital entertainment service users across Asia.

Our Company uses the income from operations as the measurement for the basis of performance assessment. The basis for such measurement is the same as that for the preparation of financial statements. Please refer to the consolidated statements of profit or loss and other comprehensive income for the related segment revenue and operating results.

Major Product Lines

Revenues from our Company’s major product lines are summarized as follow:

(in US$ thousands)	2017	2018	2019
MahJong and casino casual games	$2,364	$1,816	$1,778
PC-based massive multiplayer online games	1,400	1,272	1,204
Mobile role playing games	7,776	3,998	3,538
Other games and game related revenues	56	15	125
	$11,596	$7,101	$6,645

Major Customers

No single customer represented 10% or more of GigaMedia’s consolidated total net revenues in any period presented.

Geographic Information

Revenues by geographic area are attributed by country of the operating entity location. Revenue from by geographic region is as follows:

(in US$ thousands)
Geographic region / country	2017	2018	2019
Taiwan	$2,349	$2,958	$3,074
Hong Kong	9,247	4,143	3,571
	$11,596	$7,101	$6,645

Net tangible long-lived assets by geographic region are as follows:

(in US$ thousands)	December 31
Geographic region / country	2017	2018	2019
Taiwan	$62	$94	$—
Hong Kong	96	27	—
	$158	$121	$—

NOTE 18. SUBSEQUENT EVENT

There have been no events that have occurred subsequent to December 31, 2019 and through the date that the consolidated financial statements are issued that would require adjustment to or disclosure except as already disclosed in the consolidated financial statements.